AMONG

QUEENSTAKE RESOURCES LTD.

AND

PANGEA RESOURCES INC.

AND

NEVADA PACIFIC GOLD LTD.

Purchase Agreement

TABLE OF CONTENTS

THIS AGREEMENT is made as of February 2, 2004

AMONG:

> **QUEENSTAKE RESOURCES LTD.**, a company amalgamated under the laws of the Yukon Territory, having a place of business at Suite 405, 555-6th Street, New Westminster, B.C. V3L 5H1

(the "Vendor")

AND:

> **PANGEA RESOURCES INC.**, a company incorporated under the laws of the State of Arizona, having a place of business at Suite 999, 18th Street, Suite 2940, Denver, Colorado, USA 80202

(the "Company")

AND:

> **NEVADA PACIFIC GOLD LTD.**, a company incorporated under the laws of the Province of British Columbia, having a place of business at Suite 750, 625 Howe Street, Vancouver, British Columbia V6C 2T6

(the "Purchaser")

WHEREAS:

A. The Vendor is the legal and beneficial owner of 100 Class A common shares in the capital of the Company, a company incorporated under the laws of the State of Arizona, such shares being all of the issued and outstanding shares in the capital of the Company;

B. The Company, through its directly and indirectly owned subsidiaries, owns and operates the Magistral Mine in the State of Sinaloa, Mexico; and

C. The Purchaser wishes to purchase all of the Vendor's legal and beneficial interest in the shares in the capital of the Company on the terms and conditions as hereinafter set forth.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of one dollar and the premises and mutual agreements and covenants herein contained (the receipt and adequacy of such consideration being mutually acknowledged by each party), the parties covenant and agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Definitions

In this Agreement the following words and phrases shall have the following meanings:

> "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before an Governmental Authority;

"Applicable Laws" means, with respect to any Person, any national or foreign federal, state, provincial or local Laws, ordinance, regulation, rule, code, order, other requirement or rule of law or stock exchange rule applicable to such Person or any of its respective properties, assets, officers, directors, employees, independent contractors, consultants or agents;

"Area of Interest" has the meaning ascribed to it in Article 5;

"Assets" means all assets, property (real, personal and intellectual), agreements and undertakings, including all tangible and intangible goods, chattels, fixtures, improvements or other items (for greater certainty, including all tailings, tailings ponds, tailings dams and other tailings impound facilities), and including, without limitation, the Properties, Real Property Leases, Buildings, Equipment, Equipment Leases and Inventory, owned, leased, acquired for or used by any Mining Group Member in connection with the conduct of the Business, or any part thereof, or in which it has a right, title or interest, wherever situated;

"Buildings" means all plants, mills, hoists, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated on, under or in or forming part of the Properties;

"Business" means collectively the mining and related operations and activities carried on by the Mining Group in respect of the Magistral Mine located in the State of Sinaloa, Mexico;

"Business Day" means any day upon which banks and financial markets are open during regular business hours in both Mexico City and Vancouver;

"Closing" means the completion of the sale to, and the purchase by the Purchaser of, the Company Shares and the completion of all other transactions contemplated by this Agreement to occur contemporaneously therewith on the Closing Date;

"Closing Date" means the date of this Agreement;

"Closing Time" means 10:00 a.m. (Pacific Standard Time) or such other time as may be agreed upon by the parties;

"CMP" means Compania Minera Pangea S.A. de C.V.;

"Corporations Act" means the *Business Corporations Act* (Yukon Territory) in effect at the date of this Agreement;

"Company Shares" means the 100 Class A common shares in the capital of the Company;

"Designated Liabilities" means all trade accounts payable of all Mining Group Members that are aged 46 days or older on the Closing Date;

"Environmental Permit" means any permit, approval, identification number, license or other authorization required under or issued pursuant to any Environmental Law;

"Equipment" includes all fixed assets and tangible personal property owned or leased by any Mining Group Member, or in which any such Mining Group Member otherwise has or acquired a right title or interest, or which is used in connection with the Business, including, without limitation, all machines, machinery, motor vehicles, trucks and other mobile equipment,

airplanes, helicopters, mining equipment, rolling stock, fixtures, tools, furniture, furnishings, material handling equipment, computers, photocopiers, office equipment, implements and spare parts used in the Business, wherever located;

"Equipment Leases" has the meaning ascribed thereto in Schedule F and includes, for greater certainty, *comodatos and usufructos;*

"Financial Statements" means the unaudited financial statements of the Company and CMP, copies of which are attached as Schedule B, consisting of a balance sheet and an income statement of each.

"Governmental Authority" means any Mexican, American, Canadian or foreign federal, state, provincial or local governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body;

"Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority;

"Inventory" means all inventories of ore, raw materials, minerals-in-progress, stock-in-trade, concentrated or refined gold or silver, and supplies, of or pertaining to the Business, wherever located;

"Laws" means any Mexican (including Mexican Official Standards and Mexican Non-Official Standards), American, Canadian or foreign, federal, state, provincial or local law, ordinance, regulation, rule, code, Order, other requirement or rule of law or stock exchange rule, including any judicial or administrative interpretation thereof;

"Legal Proceeding" means any judicial, administrative or arbitral action, suit, proceeding (public or private), claim or governmental proceeding;

"Liabilities" means any and all debts, trade accounts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or undeterminable, including, without limitation, those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking or otherwise, including, without limitation, arising directly or indirectly under or pursuant to any loan, credit agreement, loan or credit facility transaction or arrangement or any off-balance sheet transaction or arrangement of each Mining Group Member or in respect of or arising out of the Business or the Assets, and including, without limitation, reclamation and closure obligations, environmental liabilities, all obligations relating to permits, performance obligations, rents, leases, agreements and other instruments;

"Lien" means any encumbrance of any nature or kind whatever and includes a security interest, mortgage, lien, hypothec, pledge, hypothecation, assignment, charge or security, including arising under or by operation of any Applicable Laws, including any banking legislation, trust or deemed trust (whether contractual, statutory or otherwise arising), any easement, agreement, reservation, right of way, restriction, encroachment, burden, bond, guarantee or any other right or claim of others of any kind whatever or any restrictive covenant or other agreement, restriction or limitation on title or use;

"Material Contracts" means those subsisting commitments, contracts, instruments, leases and other agreements, oral or written, entered into by a Mining Group Member, by which it is bound

or to which it or its Assets are subject which have total payment obligations on the part of a Mining Group Member which exceed $ 50,000;

"Mining Group" means the Company and the Subsidiaries of the Company, collectively, and "Mining Group Member" means any one of them;

"Mining Group Shares" means the Company Shares and the Subsidiaries Shares;

"NSR" means the net smelter returns royalty owed to Repadre International Corporation pursuant to the Net Smelter Return Royalty Agreement dated June 2, 1997 between Republic International Corporation and CMP;

"Optioned Concessions" has the meaning ascribed thereto in subsection 3.1(k);

"Order" means any order, (including any judicial or administrative order and the terms of any administrative consent) injunction, judgment, decree, ruling, writ, assessment or arbitration award;

"ordinary course" or "normal course" when used in relation to the conduct of the Business by any Mining Group Member means any transaction which constitutes an ordinary day-to-day business activity conducted in a commercially reasonable manner consistent with past practices;

"Owned Concessions" has the meaning ascribed thereto in subsection 3.1(k);

"Parties" means the Vendor, the Purchaser and the Company, collectively, and "Party" means any one of them;

"Permit" means any and all permits, licences, concessions, approvals, certificates, consents, certificates of approval, rights, privileges or franchises, registrations (including any required export/import approvals) and exemptions of any nature and other authorizations, including any Environmental Permits, conferred or otherwise granted by any Governmental Authority and used or required in the conduct of the Business as currently being conducted or related to any Asset;

"Permitted Encumbrances" means:

(a) in relation to the Assets, those Liens set out in Schedule D;

(b) security given to a public utility or any Governmental Authority when required in the ordinary course of business;

(c) undetermined or inchoate construction or repair or storage liens arising in the ordinary course of the operation of the Business, a claim for which has not been filed or registered pursuant to law of which notice in writing has not been given;

(d) any reservations or exceptions contained in the concessions or other original grant of rights underlying or related to the Properties;

(e) easements and any registered restrictions or covenants that run with the Properties;

(f) rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar products or services; and

(g) zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other Persons registered against title to the Properties;

"Person" includes an individual, corporation, body corporate, partnership, joint venture, association, trust or unincorporated organization or any trustee, executor, administrator or other legal representative thereof;

"Properties" means the lands and premises of which any Mining Group Member is, or becomes, the registered, recorded or beneficial owner or holder, including the Owned Concessions or in which it has been granted, leased or conceded any right, title or interest (including *comodatos* and *usufructos)* by any Person, including the Optioned Concessions and the lands and premises subject to the Real Property Leases;

"Purchase Price" means US$7,000,000 and the Purchase Shares;

"Purchase Shares" means 2,000,000 common shares in the capital of the Purchaser;

"Purchaser's Solicitors" means the law firm of Koffman Kalef, 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3C4;

"Real Property Leases" means the leases or agreements in the nature of a lease of real property and all other contracts relating to the use or possession of real property (including *comodatos* and *usufructos)* to which any Mining Group Member is or becomes a party, whether as lessor or lessee, which relate to the Business, including all other such leases listed in Schedule H;

"Security Documents" means the following security documents granted by the Purchaser to the Vendor: a promissory note of the Purchaser in favour of the Vendor in the amount of US$3,000,000, a general security agreement in respect of the Purchaser and its assets, a pledge of the Company's Shares and a pledge of the shares of Nevada Pacific Gold (US), Inc., the Purchaser's Subsidiary;

"Shareholder Loans" means any amount due or accruing due to the Vendor from a Mining Group Member and listed in Schedule A hereto;

"Sotula" means Oro de Sotula S.A. de C.V.;

"Subsidiary" of any Person means any corporation, partnership, joint venture, limited liability company, trust or estate of which the Purchaser or the Vendor owns directly or indirectly 50% or more of the outstanding stock or other ownership or equity interests;

"Subsidiaries Shares" means the 500 common shares in the capital of CMP and 50,000 common shares and 27,213,349 variable capital shares in the capital of Sotula;

"Tax Return" means all tax returns and directly related tax information returns relating to, or required to be filed in connection with, any Taxes pursuant to the statutes, rules and regulations of any federal, state, local or foreign government taxing authority;

"Taxes" means all taxes, including any interest or penalties that may become payable in respect thereof, imposed by any federal, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limitation, all income taxes, payroll taxes, sales and use taxes, excise taxes, environmental taxes, franchise taxes, gross

receipts taxes, occupation taxes, real and personal property taxes, value added taxes, stamp taxes, transfer taxes, withholding taxes, workers' compensation, social security payments, health taxes, unemployment insurance payments, public works payments and any other contributions under Applicable Laws and other obligations of the same or of a similar nature;

"Technical Information" means all information and all know-how owned, leased or licensed by any Mining Group Member or in which any such member has a right, title or interest, or which is otherwise related to the Business or the Assets, including:

(a) information of a scientific, technical or business nature, whether in written, graphic, machine readable, electronic or physical form; and

(b) maps, plans, designs, research data, research plans, development plans, drill core samples, trade secrets, processes, formulas, drawings, technology, computer software and related manuals, unpatented blueprints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures; and

"Vendor's Solicitors" means the law firm of Axium Law Group.

1.2 Schedules

The following are the schedules to this Agreement:

Schedule A	-	Shareholders and Shareholdings
Schedule B	-	Financial Statements
Schedule C	-	Material Contracts
Schedule D	-	Permitted Encumbrances
Schedule E	-	Equipment
Schedule F	-	Equipment Leases
Schedule G		Mineral Property
Schedule H	-	Real Property Leases
Schedule I	-	Union Contracts
Schedule J	-	Permits
Schedule K	-	Insurance Policies

1.3 Interpretation

For the purposes of this Agreement, except as otherwise expressly provided herein:

(a) "this Agreement" means this Agreement, including the Schedules hereto, as it may from time to time be supplemented or amended;

(b) all references in this Agreement to a designated Article, section, subsection, paragraph, clause, subclause or other subdivision, or to a Schedule, is to the designated Article, section, subsection, paragraph, clause, subclause or other subdivision of or Schedule to this Agreement unless otherwise specifically stated;

(c) the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, section, subsection, paragraph, clause, subclause or other subdivision or Schedule;

(d) the singular of any term includes the plural and vice versa and the use of any term is equally applicable to any gender and where applicable to a body corporate;

(e) the word "or" is not exclusive and the word "including" is not limiting (whether or not non-limiting language such as "without limitation" or "but not limited to" or other words of similar import are used with reference thereto);

(f) any words used herein which are defined in the Corporations Act, unless otherwise defined herein or unless there is something in the subject matter or context inconsistent therewith, have the meanings ascribed to such words in the Corporations Act;

(g) all accounting terms not otherwise defined in this Agreement have the meanings assigned to them in accordance with generally accepted accounting principles applicable in Canada;

(h) except as otherwise provided, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulations;

(i) where the phrase "to the best of the knowledge of" or phrases of similar import are used in this Agreement, it shall be a requirement that the person in respect of whom the phrase is used shall have made reasonable enquiries to enable such person to make the statement or disclosure and have actual knowledge of the matter referred to;

(j) the headings to the Articles and other subdivisions of this Agreement are inserted for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(k) any reference to a corporate entity includes and is also a reference to any corporate entity that is a successor to such entity;

(l) the parties acknowledge that this Agreement is the product of arm's length negotiation between the parties, each having obtained its own independent legal advice, and that this Agreement shall be construed neither strictly for nor strictly against any party irrespective of which party was responsible for drafting this Agreement;

(m) the representations, warranties, covenants and agreements contained in this Agreement shall not merge at the Closing and shall continue in full force and effect from and after the Closing Date for the applicable period set out in this Agreement;

(n) each and every covenant, representation or warranty of the Vendor and the Company contained herein shall be a joint and several covenant, representation or warranty of them;

(o) unless otherwise specifically noted, all references to money in this Agreement and in the Financial Statements are or shall be to money in lawful money of Canada. If it is necessary to convert money from another currency to lawful money of Canada, such

money shall be converted to lawful money of Canada using the exchange rates in effect at the Closing Date.

ARTICLE 2 - PURCHASE AND SALE

2.1 Company Shares

Based and relying on the representations and warranties herein, the Purchaser agrees to purchase the Company Shares from the Vendor and the Vendor agrees to sell the Company Shares to the Purchaser, free and clear of all Liens and the Purchaser agrees to pay the Purchase Price as follows:

(a) at the Closing, the sum of US$4,000,000 in cash and the Purchase Shares; and

(b) six months after the Closing, the sum of US$3,000,000 in cash;

and, to secure the payment in subsection 2.1(b), at the Closing, the Purchaser agrees to grant in favour of the Vendor a first charge over all of its assets and deliver the Security Documents in a form satisfactory to the Vendor, acting reasonably.

2.2 Shareholder Loans

The Vendor agrees to contribute to the equity capital of the Company the Shareholder Loans, if any, which may be owing by any Mining Group Members to the Vendor as at the Closing Date.

2.3 Payment of Designated Liabilities

The Vendor shall pay all of the Designated Liabilities on or prior to the Closing Date.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND THE COMPANY

3.1 Representations and Warranties

In order to induce the Purchaser to enter into and to consummate the transactions contemplated by this Agreement, the Vendor represents and warrants to the Purchaser as follows:

(a) Organization and Good Standing - The Company and each Subsidiary of the Company is duly incorporated, amalgamated, or continued, validly existing, and in good standing with respect to the filing of annual reports under the laws of its jurisdiction of incorporation, amalgamation, or continuance, and has all necessary corporate power, authority and capacity to own its Assets and to carry on its business as presently conducted. Neither the nature of the business of the Mining Group nor the location or character of the Assets owned or leased by them requires that a Mining Group Member be registered or otherwise qualified or to be in good standing in any other jurisdiction;

(b) Capitalization - The authorized and issued share capital of the Company and each Subsidiary together with the number, class and kind of shares issued and outstanding in respect of the Company and each Subsidiary of the Company are as set forth on Schedule A;

(c) Title - The Vendor owns and has good and marketable title to all the Company Shares set forth in Schedule A as the legal and beneficial owner thereof, free of all Liens and all the Company Shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. Except as indicated in Schedule A, the Company owns and has good and marketable title to all of the shares of CMP set forth in Schedule A as the legal and beneficial owner thereof, free of all Liens and all such shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares. Except as indicated in Schedule A, CMP owns and has good and marketable title to all of the shares of Sotula set forth in Schedule A as the legal and beneficial owner thereof, free of all Liens and all such shares have been duly and validly issued and are outstanding as fully paid and non-assessable shares;

(d) Authority – Each of the Vendor and the Company has due and sufficient right and authority to enter into this Agreement on the terms and conditions set forth and the Vendor has due and sufficient right and authority to transfer the legal and beneficial title and ownership of the Company Shares to the Purchaser;

(e) Residency of Vendor - The Vendor is not a "non-resident" of Canada within the meaning of s. 116 of the *Income Tax Act* (Canada);

(f) Tax Returns and Payment of Taxes –

no Tax Returns have been filed by the Company since the tax year ended June 30, 1997;

(i) to the knowledge of the Vendor, no federal, state or local audits or other Legal Proceedings are presently pending with regard to any Taxes or Tax Returns of the Company and the Company has not received a written notice of any pending Tax audits or Tax-related Legal Proceeding;

(ii) no written notice has been received by the Vendor from any Mexican taxing authority of any audit or Legal Proceeding for currently pending or unresolved deficiency for Taxes in relation to CMP or Sotula;

(g) Agreement Valid - This Agreement constitutes a valid and binding obligation of the Vendor and the Company. Other than a credit agreement dated July 3, 2003 and related documents between, among others, the Vendor and Amaranth LLC, neither the Vendor nor the Company is a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the execution and delivery by the Vendor or the Company of this Agreement or the performance by the Vendor or the Company of any of the terms hereof;

(h) Absence of Options – The Mining Group Shares represent all of the issued and outstanding shares in the capital of each Mining Group Member, respectively, and no Person other than Amaranth LLC pursuant to a credit agreement dated July 3, 2003 and related documents has any agreement, right or option, present or future, contingent, absolute or capable of becoming an agreement, right or option or which with the passage of time or the occurrence of any event could become an agreement, right or option:

(i) to require any Mining Group Member to issue any further or other shares in its capital or any other security convertible or exchangeable into shares in its capital

or to convert or exchange any securities into or for shares in the capital of any Mining Group Member;

(ii) for the issue or allotment of any unissued shares in any Mining Group Member's capital;

(iii) to require any Mining Group Member to purchase, redeem or otherwise acquire any of the issued and outstanding shares in the capital of any Mining Group Member; or

(iv) to acquire the Mining Group Shares or any of them;

(i) Absence of Other Interests - Except for the interest of the Company in the Subsidiaries of the Company, the Company does not own any shares in or other securities of, or have any interest in the assets or business of, any other Person;

(j) Title to Assets - Each Mining Group Member has good and marketable title to all of its Assets (except such Assets that are subject to a lease or that have been sold or otherwise disposed of in the ordinary and usual course of business for fair market value), free and clear of all Liens except as shown in Schedule D and none of such assets are in the possession of or under the control of any other person;

(k) Property Rights -

(i) Schedule G sets forth a true, correct and complete list and description of all of the mining concessions owned by the Mining Group, each of which is owned solely and exclusively by the Company or by a Subsidiary (the "Owned Concessions"), and a description of all of the mining concessions optioned to the Mining Group (the "Optioned Concessions") except as leased or assigned to another Person as indicated in such schedule . Each Mining Group Member, as applicable, has an undivided 100% legal and beneficial good, valid, marketable and exclusive title to, and exclusive possession of, its Owned Concessions, and has an undivided 100% legal and beneficial, good, valid, marketable and exclusive leasehold title to, and exclusive possession of, its Optioned Concessions, free and clear of all Liens, other than Permitted Encumbrances and no Mining Group Member is party to or bound by any agreements affecting its Owned Concessions and Optioned Concessions other than those referred to in Schedule G;

(ii) Schedule H sets forth a true, correct and complete list of each Real Property Lease to which any Mining Group Member is a party;

(iii) the Vendor has delivered to the Purchaser a list of each item of the Equipment owned by a Mining Group Member in a form satisfactory to the Purchaser attached as Schedule E and such Mining Group Member has an undivided 100% legal and beneficial good and marketable ownership title to such owned Equipment as pertains to it, free and clear of all Liens, other than Permitted Encumbrances;

(iv) the Vendor has delivered to the Purchaser a list attached as Schedule F of all leases relating to any Equipment leased by a Mining Group Member as lessee or lessor (the "Equipment Leases") in a form satisfactory to the Purchaser and the

entire leasehold interest of the relevant Mining Group Member under each of the Equipment Leases is held by it free and clear of any Liens other than the lessor's interest;

(l) Technical Information - The Vendor has made available to the Purchaser copies of all material Technical Information in their control or possession or in the control or possession of any Subsidiary of the Company;

(m) Material Contracts – All Material Contracts are listed in Schedule C attached hereto;

(n) Union Contracts – All current or existing union contracts are listed in Schedule I;

(o) Litigation - There is no action, suit, litigation, arbitration proceeding, governmental proceeding, or to the best knowledge of the Vendor or the Mining Group Members any investigation or claim, including appeals and applications for review, in progress, threatened or pending against, or relating to the Mining Group or affecting its Assets or business which might materially and adversely affect the Assets, business, future prospects or financial condition of the Mining Group, and there is no judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or arbitrator outstanding against the Mining Group;

(p) Disclosure Record - The disclosure contained in the Vendor's annual information form dated June 9, 2003 for the year ended December 31, 2002, relative to the Company and the Business as it relates to the Mining Group Members is complete and accurate and is current as of the date hereof subject to amendment and updating as disclosed in the Vendor's subsequent news releases, material change reports and quarterly financial statements and other information made available from September 22, 2003 (the date of a confidentiality agreement between the Purchaser and the Vendor) by the Vendor to the Purchaser;

(q) Insurance – Attached as Schedule K is a list of all current insurance policies of the Mining Group Members

(r) Absence of Approvals Required – Other than the Consents in section 8.1(e), no authorization, approval, order, license, permit or consent of any Governmental Authority of Canada, any province of Canada, any municipal, regional, or other authority, regulatory body, stock exchange or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by the Vendor or the Company with any such Governmental Authority, regulatory body, stock exchange, or agency or court is required in order for the Vendor and the Company:

(i) to consummate the transactions contemplated by this Agreement,

(ii) to execute and deliver all of the documents and instruments to be delivered by the Vendor and the Company under this Agreement,

(iii) to duly perform and observe the terms and provisions of this Agreement, and

(iv) to render this Agreement legal, valid, binding and enforceable;

(s) Permits – A list of all Permits issued by Governmental Authorities and held by the Mining Group Members are listed in Schedule J;

(t) Indebtedness to Vendor - Except for the payment of salaries and reimbursement for out-of-pocket expenses in the ordinary and usual course and except for amounts disclosed in the Schedules, each Mining Group Member is not indebted to the Vendor or any directors, officers or any affiliate or associate of any of them, on any account whatsoever;

(u) Shareholder Loans – The Vendor has not forgiven any loans owing by any Mining Group Member to the Vendor; and

(v) No Expropriation - Neither the Vendor nor any Mining Group Member has received any notice of expropriation of all or any of the Assets nor has knowledge of any expropriation proceeding pending or threatened against or affecting the Assets nor of any discussions or negotiations which could lead to any such expropriation.

3.2 Survival

The representations and warranties of the Vendor and the Company hereunder shall survive the Closing and the payment of the Purchase Price and, notwithstanding the Closing and the payment of the Purchase Price, and notwithstanding the waiver of any condition by the Purchaser the representations, warranties, covenants and agreements of the Vendor and the Company shall (except where otherwise specifically provided in this Agreement) survive the Closing and shall continue in full force and effect for a period of two years from the Closing Date for all matters except:

(a) the representations, warranties, covenants and agreements of the Vendor and the Company with respect to income tax liability or other tax matters of the Company which shall survive the Closing and continue in full force and effect for a period of six years; and

(b) a claim for breach of any of the representations and warranties by the Vendor or the Company in or pursuant to this Agreement involving fraud or fraudulent misrepresentation on the part of the Vendor or the Company may be made against the Vendor or the Company at any time following the Closing Date, subject only to applicable limitation periods imposed by law.

3.3 Reliance

The Vendor and the Company acknowledges and agrees that the Purchaser has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser or its officers, directors or professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1 Representations and Warranties

In order to induce the Vendor to enter into and to consummate the transactions contemplated by this Agreement the Purchaser represents and warrants to the Vendor that:

(a) Organization and Good Standing - The Purchaser and each Subsidiary of the Purchaser is a company duly incorporated, validly existing and in good standing with respect to the filing of annual reports under the laws of its jurisdiction of incorporation and has all necessary corporate power, authority and capacity to own its assets and to carry on its business presently conducted. Neither the business of the Purchaser or any of its Subsidiaries nor the location or character of its assets owned or leased by it requires that it be registered or otherwise qualified or to be in good standing in any other jurisdiction;

(b) Authority Relative to this Agreement - The Purchaser has all necessary corporate power, authority and capacity to acquire the Company Shares and to perform its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by all necessary corporate action on the part of the Purchaser and this Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and binding obligation of the Purchaser;

(c) No Violation of Other Agreements - The Purchaser is not a party to, bound by or subject to any indenture, mortgage, lease, agreement, instrument, statute, regulation, order, judgment, decree or law which would be violated, contravened or breached by, or under which any default would occur as a result of, the execution and delivery by the Purchaser of this Agreement or the performance by the Purchaser of any of the terms hereof;

(d) Title – The Purchaser owns and has good and marketable title to all the shares in the capital of Nevada Pacific Gold (US), Inc.as the legal and beneficial owner thereof, free of all Liens and all the shares in the capital of such Subsidiary of the Purchaser have been duly and validly issued and are outstanding as fully paid and non-assessable shares.

(e) the Purchaser is a reporting issuer under the laws of the Provinces of British Columbia and Alberta and is not in default of its continuous disclosure obligations under the Securities Act of British Columbia and Alberta;

(f) Listing - The common shares of the Purchaser are listed on the TSX Venture Exchange and the Purchaser is currently classified as a "Tier I Issuer" on the TSX Venture Exchange;

(g) Qualifying issuer – The Purchaser is a "qualifying issuer" under Multilateral Instrument 45-102;

(h) Share Capital - The authorized capital for the Purchaser consists of 100,000,000 common shares without par value and 100,000,000 preferred shares without par value, of which, at the date hereof, there are 35,393,855 common shares and no preferred shares of the Purchaser issued and outstanding, and there are 9,545,673 common shares reserved for issuance pursuant to outstanding stock options, warrants or other rights of purchase;

(i) Valid Issuance - The Purchase Shares will, on issuance to the Vendor, be validly issued and outstanding as fully paid and non assessable shares;

(j) No Approvals - No authorization, approval, order, licence, permit or consent of any Governmental Authority of Canada, any province of Canada, any municipal, regional or other authority, regulatory body or agency, including any governmental department, commission, bureau, board or administrative agency or court, and no registration, declaration or filing by the Purchaser with any such governmental authority, regulatory body or agency, or court is required and which has not been obtained in order for the Purchaser:

   (i) to consummate the transactions contemplated by this Agreement,

   (ii) to execute and deliver all of the documents and instruments to be delivered by the Purchaser under this Agreement,

   (iii) to duly perform and observe the terms and provisions of this Agreement, and

   (iv) to render this Agreement legal, valid, binding and enforceable;

(k) Disclosure Record - The disclosure contained in the Purchaser's annual information form dated November 28, 2003 for the fiscal year ended June 30, 2003, is complete and accurate and is current as of the date hereof subject to amendment and updating as disclosed in the Purchaser's subsequent news releases, material change reports and quarterly financial statements and other information made available by the Purchaser to the Vendor.

4.2 Other Representations

All statements contained in the Security Documents delivered by or on behalf of the Purchaser pursuant hereto or in connection with the transactions contemplated by this Agreement shall be deemed to be representations and warranties by the Purchaser hereunder.

4.3 Survival

The representations and warranties of the Purchaser hereunder shall survive the Closing and the purchase of the Company Shares and, notwithstanding the Closing and the purchase of the Company Shares, the representations and warranties of the Purchaser shall continue in full force and effect for the benefit of the Vendor for two years from the Closing Date.

4.4 Reliance

The Purchaser acknowledges and agrees that the Vendor has entered into this Agreement relying on the warranties and representations and other terms and conditions of this Agreement notwithstanding any independent searches or investigations that have been or may be undertaken by or on behalf of the Vendor and that no information which is now known or should be known or which may hereafter become known to any of the Vendor or its professional advisers shall limit or extinguish the right to indemnification hereunder.

ARTICLE 5 - AREA OF INTEREST

5.1 Right to Acquire

The Parties agree that an area of interest (the "Area of Interest") shall include all mineral property and surface interests within an area of 5 kilometres from any point on the outer perimeter of the Properties. In the event that the Vendor acquires, obtains a right to acquire or is instrumental in arranging for the acquisition of an interest in the Area of Interest within two years of the Closing Date, the Vendor shall make such interest available to the Purchaser, subject to the Purchaser's acceptance thereof within sixty (60) days of the date of receipt of written notice of such offer, on condition that the Purchaser shall pay to the Vendor the Vendor's actual (out of pocket) costs for such property interests.

ARTICLE 6 - CLOSING

6.1 Closing Date and Location

The transactions contemplated by this Agreement shall be completed at the Closing Time on the Closing Date at the offices of the Purchaser's Solicitors, 19th Floor, 885 West Georgia Street, Vancouver, British Columbia, V6C 3H4, or at such other time or at such other location as may be mutually agreed upon in writing by the parties.

6.2 Closing Documents of the Vendor and the Company

On the Closing Date, the Vendor and the Company shall deliver, or cause to be delivered, to the Purchaser the documents set forth in subsections 7.1(f) and (g) and such other documents as the Purchaser may reasonably require to perfect the purchase and sale intended hereby.

6.3 Purchaser's Closing Documents

On the Closing Date, the Purchaser shall deliver to the Vendor (i) a bank draft, a certified cheque or a solicitor's trust cheque made payable to the Vendor in the amount of U.S.$4,000,000 (ii) the Purchaser Shares, (iii) the Security Documents, and (iv) such other documents as the Vendor may reasonably require to perfect the purchase and sale intended hereby.

ARTICLE 7 - CONDITIONS OF THE PURCHASER

7.1 Purchaser's Conditions

The obligations of the Purchaser to complete the purchase of the Company Shares shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a) Truth and Accuracy of Representations of the Vendor and the Company at Closing - The representations and warranties of the Vendor and the Company made in Article 3 shall be true and correct at the Closing;

(b) Performance of Obligations - The Vendor and the Company shall have complied with their respective obligations, covenants and agreements to be performed or complied with by each of them;

(c) Absence of Injunction – No Law or Governmental Order by any Governmental Authority, nor any Order of any court under any Applicable Law nor any Legal Proceeding or Action, shall have been entered, issued or commenced which is in effect or is outstanding and has the effect, or seeks an Order having the effect, of making the sale of the Company Shares to the Purchaser illegal, or otherwise prohibiting consummation thereof or of any of the other transactions contemplated in this Agreement;

(d) Due Diligence - Completion of due diligence by the Purchaser with results satisfactory to the Purchaser;

(e) Consents Obtained - the Purchaser shall have received all consents of Governmental Authorities, including the TSX Venture Exchange, and of all other Persons, including Amaranth LLC, as are required to permit completion of the transactions contemplated in this Agreement;

(f) Closing Documentation - The Purchaser shall have received from the Vendor and, where applicable, the Company the following closing documentation:

(i) share certificates representing the Company Shares issued in the name of the Vendor, duly endorsed for transfer to the Purchaser;

(ii) a certified copy of resolutions of the directors of the Company authorizing the transfer of the Company Shares to the Purchaser, the registration of the Company Shares in the name of the Purchaser, the issue of share certificates representing the Company Shares registered in the name of the Purchaser and effecting the necessary changes in the directors and officers of the Company;

(iii) share certificates registered in the name of the Purchaser, signed by an authorized signatory of the Company, representing the Company Shares;

(iv) a certified copy of the register of shareholders of the Company showing the Purchaser as the registered owner of the Company Shares;

(v) duly signed resignations all of the directors and officers of the Company and of all other directors or officers of each Mining Group Member;

(vi) all other necessary consents, waivers, including waivers of pre-emptive rights, and authorizations required to enable the transfer of the Company Shares to the Purchaser as provided for in this Agreement;

(vii) all such instruments of transfer, duly executed, which in the opinion of the Purchaser acting reasonably are necessary to effect and evidence the transfer of the Company Shares to the Purchaser free and clear of all Liens;

(viii) the corporate minute books and all other books and records and the corporate seals, if any, for each of the Mining Group Members; and

(g) Legal Opinions - The Purchaser shall have received opinions of counsel to the Vendor satisfactory to it from the Vendor's Solicitors as to (i) the validity of the incorporation of each of the Mining Group Members, the good standing of the Mining Group Members with respect to the filing of annual reports and the due authorization, execution and

delivery of this document by the Vendor and the Company; and (ii) such other matters as the Purchaser may reasonably request; and

(h) Designated Liabilities Settled and Paid - All of the Designated Liabilities will be finally settled and fully paid on or prior to Closing by the Vendor or the applicable Mining Group Members.

7.2 Waiver/Survival

The conditions set forth in this Article are for the exclusive benefit of the Purchaser and may be waived by the Purchaser in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, the completion of the purchase and sale contemplated by this Agreement by the Purchaser shall not prejudice or affect in any way the rights of the Purchaser in respect of the warranties and representations and covenants of the Vendor and the Company in this Agreement.

7.3 Covenant of the Vendor and the Company

The Vendor and the Company covenant as follows:

(a) to deliver all of the certification documents, instruments and other items set out in subsection 7.1(f);

(b) to complete the Financial Statements for the Company for each fiscal year from 1998 to December 31, 2003 and complete and file the Tax Returns of the Company in the United States for each tax year from 1998 to 2003 inclusive at the Vendor's cost within six months of the Closing Date and to assist the Purchaser in completing and filing the Tax Return of the Company for June 30, 2004; and

(c) to pay all Taxes and fees in respect of such Tax Returns set forth in subsection (b) above accruing to the Closing Date.

In the event that the Vendor or the Company does not complete the requirements described in subsection 7.3(b) within the time stipulated, the Purchaser shall be entitled to complete these requirements in consultation with the Vendor at the Vendor's sole cost and expense.

ARTICLE 8 - CONDITIONS OF THE VENDOR

8.1 Conditions

The obligations of the Vendor to complete the sale of the Company Shares shall be subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent:

(a) Truth and Accuracy of Representations of the Purchaser at Closing - The representations and warranties of the Purchaser made in Article 4 shall be true and correct at Closing and with the same effect as if made at and as of Closing;

(b) Performance of Agreements - The Purchaser shall have performed and complied all the obligations, covenants and agreements to be performed and complied with by it;

(c) Absence of Injunctions - No injunction or restraining order of any court or administrative tribunal of competent jurisdiction shall be in effect prohibiting the transactions contemplated by this Agreement and no action or proceeding shall have been instituted or be pending before any court or administrative tribunal to restrain or prohibit the transactions between the parties contemplated by this Agreement;

(d) Due Diligence - Completion of due diligence by the Vendor with results satisfactory to the Vendor;

(e) Consents Obtained - the Vendor shall have obtained all consents of Governmental Authorities, including the TSX, Mexican Federal Competition Commission and the Foreign Investment Commission, and of all other Persons, including Amaranth LLC, as are required to permit completion of the transactions contemplated in this Agreement;

(f) Legal Opinion - The Vendor shall have received an opinion satisfactory to the Vendor, acting reasonably, from the Purchaser's Solicitors, as to (i) the validity of the incorporation of the Purchaser, (ii) the good standing of the Purchaser with respect to the filing of annual reports, (iii) the due authorization, execution, delivery and enforceability of this Agreement and other Security Documents; (iv) securities matters, and (v) such other matters as the Purchaser may reasonably request.

(g) Closing Documentation – The Vendor shall have received from the Purchaser and, where applicable, the Purchaser's Subsidiaries:

(i) Purchase Price - the Purchase Price shall have been delivered in accordance with section 2.1 including, without limitation, the Purchase Shares registered in the name of the Vendor;

(ii) Security Documents – the Purchaser and the Purchaser's Subsidiaries shall have delivered duly executed Security Documents in a form satisfactory to the Vendor and registered all necessary security contemplated by the Security Documents granting a first charge on all of the assets of the Purchaser and a first charge on the Company Shares and all of the shares of Nevada Pacific Gold (US), Inc.;

(iii) Release – a release in form and substance satisfactory to the Vendor, acting reasonably, executed by each of the Mining Group Members releasing the Vendor from any and all Liabilities, including all manner of actions, causes of action, suits, proceedings, debts, dues, profits, expenses, contracts, damages, claims, demands and liabilities whatsoever, in law or equity, which the Mining Group ever had, now has or may have against the Vendor, for or by reason of any matter, cause or thing whatsoever done by or omitted to be done the Vendor up to the Closing other than in respect of obligations of the Vendor to the Mining Group and the Purchaser arising pursuant to the provisions of this Agreement.

8.2 Waiver/Survival

The conditions set forth in this Article are for the exclusive benefit of the Vendor and may be waived by the Vendor in writing in whole or in part on or before the Closing Date. Notwithstanding any such waiver, completion of the purchase and sale contemplated by this Agreement by the Vendor shall not prejudice or affect in any way the rights of the Vendor in respect of the warranties and representations of the Purchaser set forth in this Agreement.

ARTICLE 9 - INDEMNITIES

9.1 Indemnification of Purchaser

Subject to the limitations set out herein, the Vendor covenants and agrees with the Purchaser to indemnify the Purchaser against all liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Purchaser, directly or indirectly, by reason of or arising out of:

(a) any warranties or representations on the part of the Vendor or the Company hereunder being untrue; or

(b) a breach of any agreement, term or covenant on the part of the Vendor or the Company made or to be observed or performed under this Agreement;

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as the "Purchaser's Losses".

9.2 Vendor's and Company's Limitations

The indemnity obligations of the Vendor under section 9.1 shall be limited in the following respects:

(a) the Vendor shall only be liable for Purchaser's Losses in respect of which a claim for indemnity is made by the Purchaser on or before the applicable expiry dates for the survival of such representations and warranties as set out in section 3.2;

(b) no obligation on the part of any Vendor to indemnify the Purchaser for Purchaser's Losses shall arise until the aggregate amount of all Purchaser's Losses in respect of which a claim for indemnity has been made by the Purchaser exceeds $10 0,000 and such obligation shall only apply to the aggregate amount of such Purchaser's Losses in excess of $100,000. and

(c) the maximum amount of indemnity of the Vendor and the Company to the Purchaser's Losses shall be US$7,000,000.

9.3 Indemnification of Vendor

The Purchaser covenants and agrees with the Vendor as follows:

(a) to indemnify the Vendor against all Liabilities, including all claims,, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Vendor; and

(b) subject to the limitations set out in herein, to indemnify the Vendor against all claims, demands, actions, causes of action, damages, losses, costs and expenses (including legal fees on a solicitor and own client basis) suffered or incurred by the Vendor, directly or indirectly, by reason of or arising out of:

    (i) any warranties or representations on the part of the Purchaser hereunder being untrue; or

(ii) a breach of any agreement, term or covenant on the part of the Purchaser made or to be observed or performed pursuant hereto;

which liabilities, claims, demands, actions, causes of action, damages, losses, costs and expenses are collectively referred to as "Vendor's Losses".

9.4 Limitation

The indemnity obligations of the Purchaser under section 9.3 shall be limited in the following respects:

(a) the Purchaser shall only be liable for Vendor's Losses in respect of which a claim for indemnity is made by the Vendor within two years of the Closing Date;

(b) no obligation on the part of the Purchaser to indemnify the Vendor herein shall arise until the aggregate amount of all Vendor's Losses in respect of which a claim for indemnity has been made by the Vendor exceeds $ 100,000, and such obligation shall only apply to the aggregate amount of such Vendor's Losses in excess of $100,000 and in any event the maximum amount in respect of which the Purchaser shall be liable shall not exceed the amount of the Purchase Price.

9.5 Claims Under Vendor's Indemnity

If any claim is made by any Person against the Purchaser in respect of which the Purchaser may incur or suffer damages, losses, costs or expenses that might reasonably be considered to be subject to the indemnity of the Vendor in section 9.1, the Purchaser will notify the Vendor as soon as reasonably practicable of the nature of such claim and the Vendor shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The defence of any such claim (whether assumed by the Vendor or not) shall be through legal counsel, and shall be conducted in a manner, acceptable to the Purchaser and the Vendor, acting reasonably, and no settlement may be made by the Vendor or the Purchaser without the prior written consent of the others. If the Vendor assumes the defence of any claim then:

(a) the Purchaser and the Purchaser's counsel shall co-operate with the Vendor and its counsel in the course of the defence, such co-operation to include providing or making available to the Vendor and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b) the reasonable legal fees and disbursements and other costs of such defence shall, from and after such assumption, be borne by the Vendor; and

(c) if the Purchaser retains additional counsel to act on its behalf, the Vendor and its counsel shall co-operate with the Purchaser and its counsel, such co-operation to include providing or making available to the Purchaser and its counsel documents and information and witnesses for attendance at examinations for discovery and trials; provided that all fees and disbursements of such additional counsel shall be paid by the Purchaser.

If the Vendor and the Purchaser are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest, then the Purchaser and the Vendor shall be represented by separate counsel and, subject to the indemnity obligations of the

Vendor as set out herein, the costs associated with the action shall be borne by the parties incurring such costs.

9.6 Claims Under Purchaser's Indemnity

If any claim is made by any Person against the Vendor in respect of which the Vendor may incur or suffer damages, losses, costs or expenses that might reasonably be considered to be subject to the indemnity obligation of the Purchaser as provided in section 11.3, the Vendor will notify the Purchaser as soon as reasonably practicable of the nature of such claim and the Purchaser shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim. The defence of any such claim (whether assumed by the Purchaser or not) shall be through legal counsel and shall be conducted in a manner acceptable to the Vendor and the Purchaser, acting reasonably, and no settlement may be made by the Purchaser or the Vendor without the prior written consent of the others. If the Purchaser assumes the defence of any claim, then:

(a) the Vendor and the Vendor's counsel shall co-operate with the Purchaser and its counsel in the course of the defence, such co-operation to include providing or making available to the Purchaser and its counsel documents and information and witnesses for attendance at examinations for discovery and trials;

(b) the reasonable legal fees and disbursements and other costs of such defence shall be borne by the Purchaser; and

(c) if the Vendor retains additional counsel to act on its behalf, the Purchaser and its counsel shall co-operate with the Vendor and its counsel, such co-operation to include providing or making available to the Vendor and its counsel documents and information and witnesses for attendance at examinations for discovery and trials, provided that all fees and disbursements of such additional counsel shall be paid by the Vendor;

If the Purchaser and the Vendor are or become parties to the same action, and the representation of all parties by the same counsel would be inappropriate due to a conflict of interest, then the Vendor and the Purchaser shall be represented by separate counsel and, subject to the indemnity obligations of the Purchaser as set out herein, the costs associated with the action shall be borne by the parties incurring such costs.

9.7 GST

The parties acknowledge and agree that in the event any person shall be entitled to be indemnified against any losses, there shall be included in the indemnified amount an amount equal to any goods and services tax that may be payable by the recipient of the indemnification payment.

ARTICLE 10 - GENERAL

10.1 Public Notices

The parties agree that all notices to third parties and all other publicity concerning the transactions contemplated by this Agreement shall be jointly planned and co-ordinated and no party shall act unilaterally in this regard without the prior approval of the others, such approval not to be unreasonably withheld.

10.2 Expenses

All costs and expenses incurred in connection with the preparation of this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses.

10.3 Time

Time shall be of the essence hereof.

10.4 Notices

Any notice or other writing required or permitted to be given hereunder or for the purposes hereof shall be sufficiently given if delivered or telecopied to the party to whom it is given or, if mailed, by prepaid registered mail addressed to such party at:

If to the Purchaser at:

Nevada Pacific Gold Ltd.
Suite 750, 625 Howe Street
Vancouver, BC V6C 2T6

Attention: Richard Barclay
Facsimile: (604) 646-0189

with a copy to Purchaser's Solicitors at:

Koffman Kalef
19th Floor, 885 West Georgia Street
Vancouver, BC V6C 3H4

Attention: Bernard Poznanski
Facsimile: (604) 891-3788

If to the Vendor the Mining Group Members at:

Suite 405 555 6th Street
New Westminster, B.C.
V3L 5H1

Attention: Dorian Nicol
Facsimile: [(303) 297-1587]

with a copy to the Vendor's Solicitors at:

Axium Law Group
Suite 3350, Four Bentall Centre
1055 Dunsmuir Street
PO Box 49222
Vancouver, BC V7X 1L2

Attention: Joseph P. Giuffre
Facsimile: 604-692-4900

or at such other address as the party to whom such writing is to be given shall have last notified to the party giving the same in the manner provided in this clause. Any notice mailed shall be deemed to have been given and received on the fifth business day next following the date of its mailing unless at the time of mailing or within five business days thereafter there occurs a postal interruption which could have the effect of delaying the mail in the ordinary and usual course, in which case any notice shall only be effectively given if actually delivered or sent by telecopy. Any notice delivered or telecopied to the party to whom it is addressed shall be deemed to have been given and received on the business day next following the day it was delivered or telecopied.

10.5 Governing Law

This Agreement shall be governed by and construed in accordance with the law of the province of British Columbia and the parties submit and attorn to the non-exclusive jurisdiction of the courts of the province of British Columbia.

10.6 Severability

If a court of other tribunal of competent jurisdiction determines that any one or more of the provisions contained in this Agreement is invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby, unless in either case as a result of such determination this Agreement would fail in its essential purpose.

10.7 Entire Agreement

This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, oral or written, by and between any of the parties with respect to the subject matter hereof.

10.8 Further Assurances

The parties shall with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to give effect to the purpose of this Agreement and carry out its provisions whether before or after the Closing Date.

10.9 Enurement

This Agreement and each of the terms and provisions hereof shall enure to the benefit of and be binding upon the parties and their respective heirs, executors, administrators, personal representatives, successors and assigns.

10.10 Counterparts

This Agreement may be executed in as many counterparts as may be necessary or by facsimile and each such counterpart agreement or facsimile so executed shall be deemed to be an original and such counterparts and facsimile copies together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties have duly executed this Agreement as of the day and year first above written.

QUEENSTAKE RESOURCES LTD.

Per:

____
Authorized Signatory

PANGEA RESOURCES INC.

Per:

____
Authorized Signatory

NEVADA PACIFIC GOLD LTD.

Per:

____
Authorized Signatory